(**Official Form 1) (1/08)**

United States Bankruptcy Court **Southern District of New York**	**Voluntary Petition**

Name of Debtor (if individual, enter Last, First, Middle): **Lehman Brothers Holdings Inc.**	Name of Joint Debtor (Spouse) (Last, First, Middle): **N/A**
All Other Names used by the Debtor in the last 8 years (include married, maiden, and trade names):	All Other Names used by the Joint Debtor in the last 8 years (include married, maiden, and trade names): **N/A**
Last four digits of Soc. Sec. or Individual-Taxpayer I.D. (ITIN) No./Complete EIN (if more than one, state all): **EIN # 13-3216325**	Last four digits of Soc. Sec. or Individual-Taxpayer I.D. (ITIN) No./Complete EIN (if more than one, state all): **N/A**
Street Address of Debtor (No. and Street, City, and State): **745 Seventh Avenue** **New York, New York** ZIP CODE **10019**	Street Address of Joint Debtor (No. and Street, City, and State): **N/A** ZIP CODE
County of Residence or of the Principal Place of Business: **New York**	County of Residence or of the Principal Place of Business: **N/A**
Mailing Address of Debtor (if different from street address): **N/A** ZIP CODE	Mailing Address of Joint Debtor (if different from street address): **N/A** ZIP CODE
Location of Principal Assets of Business Debtor (if different from street address above): ZIP CODE	

Type of Debtor
(Form of Organization)
(Check **one** box.)

- ☐ Individual (includes Joint Debtors) *See Exhibit D on page 2 of this form.*
- ☒ Corporation (includes LLC and LLP)
- ☐ Partnership
- ☐ Other (If debtor is not one of the above entities, check this box and state type of entity below.)

____

Nature of Business
(Check **one** box.)

- ☐ Health Care Business
- ☐ Single Asset Real Estate as defined in 11 U.S.C. § 101 (51B)
- ☐ Railroad
- ☐ Stockbroker
- ☐ Commodity Broker
- ☐ Clearing Bank
- ☒ Other

Financial Services

-Exempt Entity
(Check box, if applicable.)

- ☐ Debtor is a tax-exempt organization under Title 26 of the United States Code (the Internal Revenue Code).

Chapter of Bankruptcy Code Under Which the Petition is Filed (Check one box)

- ☐ Chapter 7
- ☐ Chapter 9
- ☒ Chapter 11
- ☐ Chapter 12
- ☐ Chapter 13
- ☐ Chapter 15 Petition for Recognition of a Foreign Main Proceeding
- ☐ Chapter 15 Petition for Recognition of a Foreign Nonmain Proceeding

Nature of Debts (Check one box)

- ☐ Debts are primarily consumer debts, defined in 11 U.S.C. § 101(8) as "incurred by an individual primarily for a personal, family, or household purpose."
- ☒ Debts are primarily business debts.

Filing Fee (Check one box)

- ☒ Full Filing Fee attached
- ☐ Filing Fee to be paid in installments (applicable to individuals only) Must attach signed application for the court's consideration certifying that the debtor is unable to pay fee except in installments. Rule 1006(b). See Official Form 3A.
- ☐ Filing Fee waiver requested (applicable to chapter 7 individuals only). Must attach signed application for the court's consideration. See Official Form 3B.

Chapter 11 Debtors

Check one box:

- ☐ Debtor is a small business debtor as defined in 11 U.S.C. § 101(51D).
- ☒ Debtor is not a small business debtor as defined in 11 U.S.C. § 101(51D).

Check if:

- ☐ Debtor's aggregate noncontingent liquidated debts (excluding debts owed to insiders or affiliates) are less than $2,190,000.

- -

Check all applicable boxes:

- ☐ A plan is being filed with this petition.
- ☐ Acceptances of the plan were solicited prepetition from one or more classes of creditors, in accordance with 11 U.S.C. § 1126(B).

Statistical/Administrative Information

- ☒ Debtor estimates that funds will be available for distribution to unsecured creditors.
- ☐ Debtor estimates that, after any exempt property is excluded and administrative expenses paid, there will be no funds available for distribution to unsecured creditors.

THIS SPACE IS FOR COURT USE ONLY

Estimated Number of Creditors **(Consolidated with affiliates)**

☐	☐	☐	☐	☐	☐	☐	☐	☐	☒
1-49	50-99	100-199	200-999	1,000-5,000	5,001-10,000	10,001-25,000	25,001 50,000	50,001-100,000	Over 100,000

Estimated Assets **(Consolidated with affiliates)**

☐	☐	☐	☐	☐	☐	☐	☐	☐	☒
$0 to $50,000	$50,001 to $100,000	$100,001 to $500,000	$500,001 to $1 million	$1,000,001 to $10 million	$10,000,001 to $50 million	$50,000,001 to $100 million	$100,000,001 to $500 million	$500,000,001 to $1 billion	More than $1 billion

Estimated Liabilities **(Consolidated with affiliates)**

☐	☐	☐	☐	☐	☐	☐	☐	☐	☒
$0 to $50,000	$50,001 to $100,000	$100,001 to $500,000	$500,001 to $1 million	$1,000,001 to $10 million	$10,000,001 to $50 million	$50,000,001 to $100 million	$100,000,001 to $500 million	$500,000,001 to $1 billion	More than $1 billion

Voluntary Petition *(This page must be completed and filed in every case)*	Name of Debtor(s): **Lehman Brothers Holdings Inc.**	

All Prior Bankruptcy Case Filed Within Last 8 Years (If more than two, attach additional sheet.)		
Location Where Filed: **N/A**	Case Number: **N/A**	Date Filed: **N/A**
Location Where Filed: **N/A**	Case Number: **N/A**	Date Filed: **N/A**

Pending Bankruptcy Case Filed by any Spouse, Partner or Affiliate of this Debtor (If more than one, attach additional sheet.)		
Name of Debtor:	Case Number:	Date Filed:
District:	Relationship:	Judge:

Exhibit A	**Exhibit B**
(To be completed if debtor is required to file periodic reports (e.g., forms 10K and 10Q) with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and is requesting relief under chapter 11.)	(To be completed if debtor is an individual whose debts are primarily consumer debts.) I, the attorney for the petitioner named in the foregoing petition, declare that I have informed the petitioner that [he or she] may proceed under chapter 7, 11, 12, or 13 of title 11, United States Code, and have explained the relief available under each such chapter. I further certify that I have delivered to the debtor the notice required by § 342(b).
☒ Exhibit A is attached and made a part of this petition.	X _____ Signature of Attorney for Debtor(s) Date

Exhibit C

Does the debtor own or have possession of any property that poses or is alleged to pose a threat of imminent and identifiable harm to public health or safety?

☐   Yes, and Exhibit C is attached and made a part of this petition.

☒   No. **(see exhibit attached hereto)**

Exhibit D

NOT APPLICABLE

(To be completed by every individual debtor. If a joint petition is filed, each spouse must complete and attach a separate Exhibit D.)

☐   Exhibit D completed and signed by the debtor is attached and made a part of this petition.

If this is a joint petition:

☐   Exhibit D also completed and signed by the joint debtor is attached and made a part of this petition.

Information Regarding the Debtor - Venue
(Check any applicable box.)

☒   Debtor has been domiciled or has had a residence, principal place of business, or principal assets in this District for 180 days immediately preceding the date of this petition or for a longer part of such 180 days than in any other District.

☐   There is a bankruptcy case concerning debtor's affiliate, general partner, or partnership pending in this District.

☐   Debtor is a debtor in a foreign proceeding and has its principal place of business or principal assets in the United States in this District, or has no principal place of business or assets in the United States but is a defendant in an action or proceeding [in a federal or state court] in this District, or the interests of the parties will be served in regard to the relief sought in this District.

Certification by a Debtor Who Resides as a Tenant of Residential Property
(*Check all applicable boxes*)
NOT APPLICABLE

☐   Landlord has a judgment against the debtor for possession of debtor's residence. (If box checked, complete the following.)

_____
(Name of landlord that obtained judgment)

_____
(Address of landlord)

☐   Debtor claims that under applicable nonbankruptcy law, there are circumstances under which the debtor would be permitted to cure the entire monetary default that gave rise to the judgment for possession, after the judgment for possession was entered, and

☐   Debtor has included with this petition the deposit with the court of any rent that would become due during the 30-day period after the filing of the petition.

☐   Debtor certifies that he/she has served the Landlord with this certification. (11 U.S.C. § 362(1)).

Voluntary Petition	Name of Debtor(s): **Lehman Brothers Holdings Inc.**
(This page must be completed and filed in every case)	

Signatures

<table>
<tr><td>

Signature(s) of Debtor(s) (Individual/Joint)

I declare under penalty of perjury that the information provided in this petition is true and correct.

[If petitioner is an individual whose debts are primarily consumer debts and has chosen to file under chapter 7] I am aware that I may proceed under chapter 7, 11, 12 or 13 of title 11, United States Code, understand the relief available under each such chapter, and choose to proceed under chapter 7.

[If no attorney represents me and no bankruptcy petition preparer signs the petition] I have obtained and read the notice required by 11 U.S.C. § 342(b).

I request relief in accordance with the chapter of title 11, United States Code, specified in this petition.

X_____
    Signature of Debtor

X_____
    Signature of Joint Debtor

_____
    Telephone Number (if not represented by attorney)

_____
    Date

</td><td>

Signature of a Foreign Representative

I declare under penalty of perjury that the information provided in this petition is true and correct, that I am the foreign representative of a debtor in a foreign proceeding, and that I am authorized to file this petition.

(Check only **one** box.)

☐   I request relief in accordance with chapter 15 of title 11, United States Code. Certified copies of the documents required by 11 U.S.C. § 1515 are attached.

☐   Pursuant to 11 U.S.C. § 1511, I request relief in accordance with the chapter of title 11 specified in this petition. A certified copy of the order granting recognition of the foreign main proceeding is attached.

X_____
    (Signature of Foreign Representative)

_____
    (Printed Name of Foreign Representative)

_____
    Date

</td></tr>
<tr><td>

Signature of Attorney*

X **/s/ Harvey R. Miller**_____
    Signature of Attorney for Debtor(s)
Harvey R. Miller, Esq.
Richard P. Krasnow, Esq.
Lori R. Fife, Esq.
Shai Y. Waisman, Esq.
Jacqueline Marcus, Esq.
    Printed Name of Attorney for Debtor(s)
Weil, Gotshal & Manges LLP
    Firm Name
767 Fifth Avenue_____
    Address
New York, New York 10153

212-310-8000_____
    Telephone Number
September 14, 2008_____
    Date

* In a case in which § 707(b)(4)(D) applies, this signature also constitutes a certification that the attorney has no knowledge after an inquiry that the information in the schedules is incorrect.

</td><td>

Signature of Non-Attorney Bankruptcy Petition Preparer

I declare under penalty of perjury that: (1) I am a bankruptcy petition preparer as defined in 11 U.S.C. § 110; (2) I prepared this document for compensation and have provided the debtor with a copy of this document and the notices and information required under 11 U.S.C. §§ 110(b), 110(h), and 342(b); and (3) if rules or guidelines have been promulgated pursuant to 11 U.S.C. § 110(h) setting a maximum fee for services chargeable by bankruptcy petition preparers, I have given the debtor notice of the maximum amount before preparing any document for filing for a debtor or accepting any fee from the debtor, as required in that section. Official Form 19B is attached.

_____
Printed Name and title, if any, of Bankruptcy Petition Preparer

_____
Social-Security number (If the bankruptcy petition preparer is not an individual, state the Social-Security number of the officer, principal, responsible person or partner of the bankruptcy petition preparer.) (Required by 11 U.S.C. § 110.)

_____
Address

_____

x _____

_____
Date

Signature of bankruptcy petition preparer or officer, principal, responsible person, or partner whose Social-Security number is provided above.

Names and Social-Security numbers of all other individuals who prepared or assisted in preparing this document unless the bankruptcy petition preparer is not an individual:

If more than one person prepared this document, attach additional sheets conforming to the appropriate official form for each person.

A bankruptcy petition preparer's failure to comply with the provisions of title 11 and the Federal Rules of Bankruptcy Procedure may result in fines or imprisonment or both. 11 U.S.C. § 110; 18 U.S.C. § 156.

</td></tr>
<tr><td>

Signature of Debtor (Corporation/Partnership)

I declare under penalty of perjury that the information provided in this petition is true and correct, and that I have been authorized to file this petition on behalf of the debtor.

The debtor requests the relief in accordance with the chapter of title 11, United States Code, specified in this petition.

X **/s/ Ian T. Lowitt**_____
    Signature of Authorized Individual

Ian T. Lowitt_____
    Printed Name of Authorized Individual

Chief Financial Officer_____
    Title of Authorized Individual

September 14, 2008_____
    Date

</td><td></td></tr>
</table>

<u>**CERTIFICATE OF RESOLUTIONS**</u>

I, Ian T. Lowitt, a duly authorized officer of Lehman Brothers Holdings Inc., a Delaware corporation (the "<u>Company</u>"), hereby certify that at a special meeting of the Board of Directors (the "<u>Board</u>") for the Company, duly called and held on September 14, 2008, the following resolutions were adopted in accordance with the requirements of the Delaware General Corporation Law and that these resolutions have not been modified or rescinded and are still in full force and effect as of the current date.

RESOLVED, that in the judgment of the Board, it is desirable and in the best interests of the Company, its creditors, employees, and other interested parties that a petition be filed by the Company seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the "<u>Bankruptcy Code</u>").

RESOLVED, that each of the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer, and the Chief Operating Officer (each such officer or designee being an "<u>Authorized Person</u>" and all being the "<u>Authorized Persons</u>") are hereby authorized, empowered and directed, in the name, and on behalf of the Company, to execute and verify petitions and amendments thereto under chapter 11 of the Bankruptcy Code (the "<u>Chapter 11 Case</u>") and to cause the same to be filed in the United States Bankruptcy Court for the Southern District of New York at such time or in such other jurisdiction as such Authorized Person executing the same shall determine.

RESOLVED, that the law firm of Weil, Gotshal & Manges LLP is hereby engaged as attorneys for the Company under a general retainer in the Chapter 11 Case, subject to any requisite bankruptcy court approval.

RESOLVED, that each Authorized Person, and such other officers of the Company as the Authorized Persons shall from time to time designate, and any employees or agents (including counsel) designated by or directed by any such officers, be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to execute and file all petitions, schedules, motions, lists, applications, pleadings and other papers, and to take and perform any and all further acts and deeds which he or she deems necessary, proper or desirable in connection with the Chapter 11 Case, with a view to the successful prosecution of such case.

RESOLVED, that each Authorized Person, and such other officers of the Company as the Authorized Persons shall from time to time designate, be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to engage and retain all assistance by legal counsel, accountants, financial advisors, restructuring advisors, and other professionals in connection with the Chapter 11 Case, with a view to the successful prosecution of such case.

RESOLVED, that each Authorized Person, and such other officers of the Company as the Authorized Persons shall from time to time designate, and any employees or agents (including counsel) designated by or directed by any such officers, be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause the Company to enter into, execute deliver, certify, file and/or record, and perform such agreements, instruments, motions, affidavits, applications for approvals or ruling of governmental or regulatory authorities, certificates or other documents, and to take such other action as in the judgment of such person shall be or become necessary, proper, and desirable to effectuate a successful reorganization of the business of the Company.

RESOLVED, that in connection with the Chapter 11 Case, each Authorized Person, and such other officers of the Company as the Authorized Persons shall from time to time designate, be, and each hereby is, authorized and empowered on behalf of and in the name of the Company, to negotiate, execute, deliver, and perform or cause the performance of any notes, guarantees, security agreements, other agreements, consents, certificates or instruments as such person considers necessary, appropriate, desirable, or advisable to effectuate borrowings or other financial arrangements, such determination to be evidenced by such execution or taking of such action.

RESOLVED, each Authorized Person, and such other officers of the Company as the Authorized Persons shall from time to time designate, be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Company, and any such actions heretofore taken by any of them are hereby ratified, confirmed and approved in all respects: (i) to negotiate, execute, deliver and/or file any and all of the agreements, documents and instruments referenced herein, and such other agreements, documents and instruments and assignments thereof as may be required or as such officers deem appropriate or advisable, or to cause the negotiation, execution and delivery thereof, in the name and on behalf of the Company, as the case may be, in such form and substance as such officers may approve, together with such changes and amendments to any of the terms and conditions thereof as such officers may approve, with the execution and delivery thereof on behalf of the Company by or at the direction of such officers to constitute evidence of such approval, (ii) to negotiate, execute, deliver and/or file, in the name and on behalf of the Company, any and all agreements, documents, certificates, consents, filings, and applications relating to the resolutions adopted and matters ratified or approved herein and the transactions contemplated thereby, and amendments and supplements to any of the foregoing, and to take such other action as may be required or as such officers deem appropriate or advisable in connection therewith, and (iii) to do such other things as may be required, or as may in their judgment be appropriate or advisable, in order to effectuate fully the resolutions adopted and matters ratified or approved herein and the consummation of the transactions contemplated hereby.

RESOLVED, that, any and all past actions heretofore taken by officers of the Company in the name and on behalf of the Company in furtherance of any or all of the preceding resolutions be, and the same hereby are, ratified, confirmed, and approved.

IN WITNESS WHEREOF, I have set my hand this 14th day of September, 2008.

/s/ Ian T. Lowitt
Ian T. Lowitt
Chief Financial Officer, Controller and
Executive Vice President

Schedule 1

30 Largest Unsecured Claims (Excluding Insiders) [1]

Pursuant to Local Bankruptcy Rule 1007-2(a)(4), the following lists the Debtors' thirty largest unsecured claims, on a consolidated basis, excluding claims of insiders as defined in 11 U.S.C. § 101.

(1)	*(2)*	*(3)*	*(4)*	*(5)*
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff [2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
Citibank, N.A., as indenture trustee, and The Bank of New York Mellon Corporation (with respect to the Euro Medium Term Notes only), as indenture trustee, under the Lehman Brothers Holdings Inc. Senior Notes	Citibank, NA 399 Park Avenue New York, NY 10043 attn: Wafaa Orfy 1-800-422-2066 212-816-5773 wafaa.m.orfy@citigroup.com The Bank of New York One Canada Square Canary Wharf, London E14 5AL attn: Raymond Morison 44-207-964-8800 Raymond.morison@bnymellon.com	Bond Debt		Approximately $138 billion

---

[1] The information herein shall not constitute an admission of liability by, nor is it binding on, the Debtors. All claims are subject to customary offsets, rebates, discounts, reconciliations, credits, and adjustments, which are not reflected on this schedule.

[2] All claims are subject to reconciliations, credits, and adjustments, which are not reflected on this list.

(1)	*(2)*	*(3)*	*(4)*	*(5)*
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff[2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
The Bank of New York Mellon Corporation, as indenture trustee under the Lehman Brothers Holdings Inc. Subordinated Debt	The Bank of New York Mellon Corporation 101 Barclay Street New York, NY 10286 attn: Chris O'Mahoney 1-212-815-4107 1-212-815-4000 (fax) chris.omahoney@bnymellon.com	Bond Debt		Approximately $12 billion
The Bank of New York Mellon Corporation, as indenture trustee under the Lehman Brothers Holdings Inc. Junior Subordinated Debt	The Bank of New York Mellon Corporation 101 Barclay Street New York, NY 10286 attn: Chris O'Mahoney 1-212-815-4107 1-212-815-4000 (fax) chris.omahoney@bnymellon.com	Bond Debt		Approximately $5 billion
AOZORA 1-3-1 Kudan-Minami, Chiyoda-ku, Tokyo, 102-8660	Koji Nomura Joint General Manager Financial Institutions Div. Aozora Bank, Ltd. 1-3-1 Kudan-Minami, Chiyoda-ku, Tokyo, 102-8660 Tel: 81-3-5212-9631 Fax: 81-3-3265-9810 k4.nomura@aozorabank.co.jp	Bank Loan		$463,000,000
Mizuho Corporate Bank, Ltd. Global Syndicated Finance Division 1-3-3, Marunouchi, Chiyoda-ku Tokyo, Japan 100-8210	Timothy White Managing Director - Head of Originations Corporate and Investment Banking Department 1251 Avenue of the Americas, 32nd Floor New York, NY 10020-1104 212-282-3360 212-282-4487 (fax) timothy.white@mizuhocbus.com	Bank Loan		$289,000,000

(1)	(2)	(3)	(4)	(5)
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff[2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
Citibank N.A. Hong Kong Branch Financial Institutions Group Asia Pacific, 44/F Citibank Tower, 3 Garden Rd, Central, Hong Kong	Michael Mauerstein MD - FIG 388 Greenwich Street New York, NY 10013 212-816-3431	Bank Loan		$275,000,000
BNP Paribas 787 7th Avenue New York, NY 10019	Frank Sodano BNP Paribas 787 7th Ave. New York, NY 10019 212-841-2084	Bank Loan		$250,000,000
Shinsei Bank Ltd. 1-8, Uchisaiwaicho 2-Chome Chiyoda - Ku, Tokyo 100-8501 Japan	Tetsuhiro Tomata General Manager Financial Institutions Business Div. 2 Shinsei Bank Ltd. 1-8, Uchisaiwaicho 2-Chome Chiyoda - Ku, Tokyo 100-8501, Japan Tel: 81-3-5511-5377 Fax: 81-3-4560-2834 tetsuhiro.toomata@shinseibank.com	Bank Loan		$231,000,000
UFJ Bank Limited 2-7-1,Marunouchi Chiyoda-ku, TKY 100-8388 Japan	Stephen Small Vice President Head of Financial Institutions Bank of Tokyo-Mitsubishi UFJ Trust Company 1251 Avenue of the Americas New York, New York 10020-1104 212-782-4352 212-782-6445 (fax) ssmall@us.mufg.jp	Bank Loan		$185,000,000

(1)	(2)	(3)	(4)	(5)
Name of creditor and complete mailing address, including zip code	***Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted***	***Nature of claim (trade debt, bank loan, government contract, etc.)***	***Indicate if claim is contingent, unliquidated, disputed, or subject to setoff***[2]	***Estimated amount of claim as of July 2, 2008 (if secured also state value of security)***
Sumitomo Mitsubishi Banking Corp 13-6 Nihobashi-Kodenma-Cho, Chuo-ku, Tokyo, 103-0001	Yas Imai Senior Vice President Head of Financial Institutions Group Sumitomo Mitsui Banking Corporation 277 Park Avenue New York, NY 10172 212-224-4031 fax: 212 224 4384 yasuhiko_imai@smbcgroup.com	Bank Loan		$177,000,000
Svenska Handelsbanken 153 E. 53rd St 37th Floor New York, NY 10022	Gail Doulgas 212-326-2754	Letter of Credit		$140,610,543
KBC Bank 125 W. 55th St. New York, NY 10019	Denis Graham 212-258-9487	Letter of Credit		$100,000,000
Mizuho Corporate Bank Ltd. 1-3-3, Marunouchi Chiyoda-ku, TKY 100-8210 Japan	Timothy White Managing Director - Head of Originations Corporate and Investment Banking Department 1251 Avenue of the Americas, 32nd Floor New York, NY 10020-1104 212-282-3360	Bank Loan		$93,000,000
Shinkin Central Bank 8-1, Kyobashi 3-Chome Chuo-Ku, Tokyo 104-0031, Japan	Shuji Yamada Deputy General Manager Financial Institutions Dept. Shinkin Central Bank 3-7, Yaesu 1-chome, Chuo-Ku Tokyo 104-0028, Japan Tel: 81-3-5202-7679 Fax: 81-3-3278-7051 shuji.yamada@e-scb.co.jp	Bank Loan		$93,000,000

(1)	(2)	(3)	(4)	(5)
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff[2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
The Bank of Nova Scotia Singapore Branch 1 Raffles Quay #20-01 One Raffles Quay North Tower Singapore 048583	George Neofitidis Director Financia Institutions Group One Liberty Plaza, New York New York 10006 212-225-5379 fax: 212-225-5254 george_neofitidis@scotiacapital.com	Bank Loan		$93,000,000
Chuo Mitsui Trust & Banking 3-33-1 Shiba, Minato-ku, Tokyo, 105-0014	Noriyuki Tsumura Chuo Mitsui Trust & Banking 3-33-1 Shiba, Minato-ku, Tokyo, 105-0014 Tel: 81-3-5232-8953 Fax: 81-3-5232-8981 noriyuki_tsumura@chuomitsui.jp	Bank Loan		$93,000,000
Lloyds Bank 1251 Avenue of the Americas, 39th Fl., P.O. Box 4873 New York, NY 10163	Matthew Tuck 212-930-8967 212-930-5098 (fax) mtuck@lloydstsb-usa.com	Letter of Credit		$75,381,654
Hua Nan Commercial Bank, Ltd 38 Chung-King South Road Section 1 Taipei, Taiwan	Hua Nan Commercial Bank, Ltd 38 Chung-King South Road Section 1 Taipei, Taiwan	Bank Loan		$59,000,000
Bank of China, New York Branch 410 Madison Avenue New York, New York 10017 Attention: Chief Loan Officer	William Warren Smith Chief Loan Officer, Deputy General Manager Bank of China, New York Branch 410 Madison Avenue New York, NY 10017 212-935-3101 ext 264 212-758-3824 (fax) wsmith@bocusa.com	Bank Loan		$50,000,000

(1)	*(2)*	*(3)*	*(4)*	*(5)*
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff[2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
Nippon Life Insurance Co. 1-6-6, Marunouchi, Chiyoda-ku, Tokyo, 100-8288	Takayuki Murai Deputy General Manager Corporate Finance Dept. #1 Nippon Life Insurance Co. 1-6-6, Marunouchi, Chiyoda-ku, Tokyo, 100-8288 Tel: 81-3-5533-9814 Fax: 81-3-5533-5208 murai24234@nissay.co.jp	Bank Loan		$46,000,000
ANZ Banking Group Limited, 18th Floor Kyobo Building 1 Chongro 1 Ku, Chongro Ka, Seoul Korea	Michael Halevi Director, Financial Institutions ANZ Banking Group 1177 Avenue of Americas New York, NY 10036 212-801-9871 212-801-9715 (fax)	Bank Loan		$44,000,000
Standard Chartered Bank One Madison Avenue New York, NY 10010 - 3603	Bill Hughes SVP-FIG Standard Chartered Bank One Madison Avenue New York, NY 10010 - 3603 212-667-0355 212-667-0273 (fax) bill.hughes@us.standardchartered.com	Bank Loan		$41,000,000
Standard Chartered Bank 1 Madison Ave. New York, NY 10010	Bill Hughes 212-667-0355 212-667-0251 (fax) bill.hughes@us.standardchartered.com	Letter of Credit		$36,114,000
First Commercial Bank Co., Ltd, New York Agency 750 3rd Avenue, 34th floor New York, NY 10017	Jason C. Lee Deputy General Manager First Commercial Bank Co., Ltd, New York Agency 34th floor, 750, 3rd Avenue, New York, NY 10017 212-599-6868 212-599-6133 (fax) i82240@firstbank.com.tw	Bank Loan		$25,000,000

(1)	*(2)*	*(3)*	*(4)*	*(5)*
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff[2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
Bank of Taiwan, New York Agency 100 Wall Street, 11th Floor New York, NY 10005	Eunice S.J. Yeh Senior Vice President & General Manager 100 Wall Street, 11th Floor New York, NY 10005 212-968-0580 212-968-8370 (fax) bankoftaiwan@botnya.com	Bank Loan		$25,000,000
DnB NOR Bank ASA Postal address: NO-0021, Oslo, Norway Office: Stranden 21, Aker Brygge	Rolf Nagel Dahl SVP International Financial Institutions Postal address: NO-0021, Oslo, Norway Office: Stranden 21, Aker Brygge Phone: 47 22 94 87 46 fax: 47 22 48 29 84 rolfnagel.dahl@dnbnor.no	Bank Loan		$25,000,000
Australia and New Zealand Banking Group Limited, Melbourne Office Level 6, 100 Queen Street Victoria Melbourne, VIC 3000 Australia	Michael Halevi Director, Financial Institutions ANZ Banking Group 1177 Avenue of Americas New York, NY 10036 212-801-9871 212-801-9715 (fax) Michael.Halevi@anz.com	Bank Loan		$25,000,000
Australia National Bank 1177 Avenue of the Americas, 6th Fl. New York, NY 10036	Michael Halevi 212-801-9871	Letter of Credit		$12,588,235
National Australia Bank 245 Park Ave. 28th, Fl. New York, NY 10167	Rosemarie O'Canto 212-916-3575	Letter of Credit		$10,294,163

(1)	(2)	(3)	(4)	(5)
Name of creditor and complete mailing address, including zip code	*Name, telephone number and complete mailing address, including zip code, of employee, agent or department of creditor familiar with claim who may be contacted*	*Nature of claim (trade debt, bank loan, government contract, etc.)*	*Indicate if claim is contingent, unliquidated, disputed, or subject to setoff[2]*	*Estimated amount of claim as of July 2, 2008 (if secured also state value of security)*
Taipei Fubon Bank, New York Agency 100 Wall Street, 14th Floor, NY NY 10005 212 968 9888 Head Office: No. 36, Sec 3, Nanking, East Rd, Taipei, Taiwan	Sophia J.H. Jing FVP & General Manager Taipei Fubon Bank, New York Agency 100 Wall Street, 14th Floor, New York, NY 10005 212-968-9888 212-968-9800 (fax) sophia.jing@fubonny.com	Bank Loan		$10,000,000

DECLARATION UNDER PENALTY OF PERJURY:

I, the undersigned authorized officer of Lehman Brothers Holdings Inc., named as the debtor in this case (the "Debtor"), declare under penalty of perjury that I have read the foregoing list of creditors holding the thirty largest unsecured claims against the Debtor and that it is true and correct to the best of my information and belief.

Dated: September 14, 2008

  /s/ Ian T. Lowitt
Signature

By: Ian T. Lowitt

Title: Chief Financial Officer

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
--x
                                     :

In re   :   **Chapter 11 Case No.**
                                     :

LEHMAN BROTHERS HOLDINGS INC.   :   **08-_____ (__)**
                                     :

          Debtor.   :
                                     :

--x

LIST OF CREDITORS[1]

        Contemporaneously herewith, the Debtor has filed a motion requesting a waiver of the requirement for filing a list of creditors pursuant to sections 105(a), 342(a), and 521(a)(1) of title 11 of the United States Code, Rules 1007(a) and 2002(a), (f), and (l) of the Federal Rules of Bankruptcy Procedure, and Rule 1007-1 of the Local Bankruptcy Rules for the Southern District of New York, and General Orders M-133, M-137, M-138, and M-192 of the United States Bankruptcy Court for the Southern District of New York. The Debtor proposes to furnish its list of creditors to a claims and noticing agent to be engaged by the Debtor.

        The list of creditors will contain only those creditors whose names and addresses were maintained in the Debtor's database or were otherwise ascertainable by the Debtor. The schedule of liabilities to be subsequently filed should be consulted for a list of the Debtor's creditors that is comprehensive and current as of the date of the commencement of this case.

---

[1] The information herein shall not constitute an admission of liability by, nor is it binding on, the Debtor.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

---x
                    :

In re   :   **Chapter 11 Case No.**
                    :

LEHMAN BROTHERS HOLDINGS INC. :   **08-_____ (__)**
                    :

          Debtor.   :
                    :
---x

EXHIBIT "A" TO VOLUNTARY PETITION

       The Debtor has securities registered under Section 12 of the Securities and Exchange Act of 1934. The Debtor's SEC file number is 333-134553.

1.   The following consolidated financial data is the latest available information and refers to the Debtor's condition as of May 31, 2008.

       Total assets $_____639 billion_____

       Total debts (including debts listed in 2.c., below) $_____613 billion_____

       a.   Debt securities held by more than 500 holders

				Approximate number of holders
secured ☐	unsecured ☒	subordinated ☐	$110.553 billion	Greater than 500
secured ☐	unsecured ☒	subordinated ☒	$12.625 billion	Greater than 500
secured ☐	unsecured ☒	subordinated ☒	$5.004 billion	Greater than 500
secured ☐	unsecured ☐	subordinated ☐		
		total:	$128.182 billion	

       b.   Number of shares of preferred stock

          1) 5.94% Cumulative Preferred Stock, Series C: up to 5.0 million
          2) 5.67% Cumulative Preferred Stock, Series D: up to 4.0 million
          3) 6.50% Cumulative Preferred Stock, Series F: up to 12.0 million
          4) Floating Rate Convertible Preferred Stock, Series G: up to 5.2 million
          5) 7.95% Non-Convertible Perpetual Preferred Stock, Series J: up to 66.0 million
          6) 6.375% Preferred Securities, Series K: up to 12.0 million
          7) 6.375% Preferred Securities, Series L: up to 12.0 million
          8) 6.00% Preferred Securities, Series M: up to 16 million
          9) 6.24% Preferred Securities, Series N: up to 8 million
          10) 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P: up to 4.0 million
          11) 8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series Q: up to 2.0 million

       c.   Number of shares of common stock   694,401,926 (outstanding)[1]

---
[1] This number is as of June 30, 2008

2. Brief description of Debtor's business:

   The Debtor is a financial services company which, together with its direct and indirect subsidiaries, is the fourth largest investment bank in the United States, serving the financial needs of corporations, governments and municipalities, institutional clients and high net worth individuals worldwide with business activities organized in three segments: Capital Markets, Investment Banking, and Investment Management.

3. List the names of any person who directly or indirectly owns, controls, or holds, with power to vote, 5% or more of the voting securities of Debtor:

Beneficial Owner	Percentage of Outstanding Common Stock
(1) AXA and related parties	7.25
(2) ClearBridge Advisors, LLC and related parties	6.33
(3) FMR LLC and related parties	5.87

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
--x
                                                       :
In re   :   **Chapter 11 Case No.**
                                                       :
LEHMAN BROTHERS HOLDINGS INC.   :   **08-_____ (__)**
                                                       :
          Debtor.   :
                                                       :
--x

EXHIBIT "C" TO VOLUNTARY PETITION

1.   Identify and briefly describe all real or personal property owned by or in possession of the debtor that, to the best of the debtor's knowledge, poses or is alleged to pose a threat of imminent and identifiable harm to the public health or safety (attach additional sheets if necessary):

          The Debtor does not believe it owns or possesses any real or personal property that poses or is alleged to pose a threat of imminent and identifiable harm to the public health or safety. To the extent the Debtor has an interest in such property, to the best of the Debtor's knowledge, the Debtor is in compliance with all applicable laws, including, without limitation, all environmental laws and regulations.

2.   With respect to each parcel of real property or item of personal property identified in question 1, describe the nature and location of the dangerous condition, whether environmental or otherwise, that poses or is alleged to pose a threat of imminent and identifiable harm to the public health or safety (attach additional sheets if necessary):

          The Debtor is not aware of any real or alleged dangerous conditions existing on or related to any real or personal property owned or possessed by the Debtor.